Exxon Mobil Corporation	Len M. Fox Vice President and Controller
5959 Las Colinas Boulevard
Irving, TX 75039-2298

October 29, 2021

Mr. Brad Skinner
Office Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy and Transportation
100 F Street, N.E.
Washington, DC 20549
Re:	Exxon Mobil Corporation
Form 10-K for Fiscal Year Ended December 31, 2020
Filed February 24, 2021
File No. 1-02256

Dear Mr. Skinner:

On behalf of Exxon Mobil Corporation, please find enclosed our response to your comments regarding the above filing set forth in your letter of September 17, 2021.

If you desire clarification of our responses, please direct any questions to Mr. Stephen J. Kestle at 972-940-6790.

Sincerely,
By: /s/ Len M. Fox
-----------------------------------------------
Name: Len M. Fox
Title: Vice President and Controller

Enclosure

c:	Wei Lu
Kathy A. Mikells

ExxonMobil’s Response to the
Comments Included in the SEC Letter of September 17, 2021

Form 10-K for the Fiscal Year Ended December 31, 2020

1.Quantify any material weather-related damages to your property or operations.

During the periods covered by the 2020 Form 10-K, ExxonMobil did not incur any material weather-related damages to our property or operations. ExxonMobil regularly tracks damages to our property and operations related to weather events. In the years covered, weather-related damages from identified events, most commonly hurricanes in the U.S. Gulf Coast region, represent less than 0.05% of our revenue with no single event exceeding $50 million before tax.

2.If material, disclose any specific indirect weather-related impacts that have affected or may affect your major customers or suppliers.

We note that, under the definition outlined in ASC 280, ExxonMobil does not have any major customers. By analogy, ExxonMobil does not have any major suppliers when using a similar 10% threshold for ExxonMobil's "Crude oil and product purchases" as per the consolidated statement of income. The oil, gas, and petrochemical businesses in which ExxonMobil operates are fundamentally commodity businesses. As such, deep and liquid spot markets exist for the majority of our products, which limits our dependence on any individual customer or supplier. As noted in Item 1A. Risk Factors of our 2020 Form 10-K, the energy industry is affected by seasonal weather patterns. The company is not otherwise aware of any material specific indirect weather-related impacts on major customers or suppliers during the periods covered in our 2020 Form 10-K.

3.If material, disclose any weather-related impacts on the cost or availability of insurance.

ExxonMobil self-insures most risks, including weather-related incidents, while purchasing limited economic coverage from third party providers. The annual insurance premium cost for this third-party coverage is not material, representing less than 0.3% of ExxonMobil’s total “Selling, general and administrative expenses” as per the consolidated statement of income.

4.If applicable and material, provide disclosure about any purchase or sale of carbon credits or offsets and any material effect on your business, financial condition, and results of operations.

ExxonMobil purchases carbon credits in compliance with applicable cap and trade regimes implemented in various jurisdictions where we do business. During the periods covered by the 2020 Form 10-K these purchases did not have a material effect on ExxonMobil's business, financial condition, or results of operations, representing less than 0.3% of ExxonMobil’s "Total costs and other deductions” as per the consolidated statement of income. We note that cap and trade regimes typically represent a cost of doing business applicable to all operators in a particular jurisdiction and therefore such costs normally are reflected in market prices. The company did not have any sales of carbon credits or offsets during the periods covered by the 2020 Form 10-K.